SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                              Commission File Number 33-93994
                                                                     --------

NOTIFICATION OF LATE FILING
(Check One): Form 10-K[x] Form 11-K[ ] Form 20-F[ ] Form 10-Q[ ] Form N-SAR

For Period Ended:  DECEMBER 31, 1999
                   -------------------------------------------------------------

[  ]Transition Report on Form 10-K
[  ]Transition Report on Form 10-Q
[  ]Transition Report on Form 20-F
[  ]Transition Report on Form N-SAR
[  ]Transition Report on Form 11-K

For the Transition Period Ended: -----------------------------------------------

     READ ATTACHED  INSTRUCTION  SHEET BEFORE  PREPARING  FORM.  PLEASE PRINT OR
     TYPE.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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                         PART I. REGISTRANT INFORMATION

Full name of registrant       MANGOSOFT, INC.
                        --------------------------------------------------------


Former name if applicable

                              FIRST AMERICAN CLOCK COMPANY
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Address of principal executive office (STREET AND NUMBER)

                              1500 WEST PARK DRIVE, SUITE 190
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City, State and Zip           WESTBOROUGH, MASSACHUSETTS  01581
                    ------------------------------------------------------------


                        PART II. RULE 12B-25 (B) AND (C)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N- SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached.







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                                                                     FORM 12B-25
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                               PART III. NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     It has recently come to the registrant's attention that the registrant's financial statements for the fiscal year ended December 31, 1999 must be adjusted to reflect the accounting of certain stock option grants made in 1999. Such adjustments cannot be made by the date that the registrant's Form 10-KSB for such fiscal year must be filed.

                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        ROBERT PARSONS                                 (508) 871-7404
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           (Name)                                (Area code)  (Telephone number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [ ] Yes [x] No
     Form 8-K containing financial statements of MangoSoft Corporation for fiscal years ended December 31, 1997 and 1998.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [x] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     After giving effect to the adjustments to the registrant's 1999 financial statements referenced in Part III above, the registrant is expected to report a net loss of approximately $36 million for the fiscal year ended December 31, 1999. Excluding these adjustments, the registrant's net loss would have approximated the $13 million net loss incurred during the fiscal year ended December 31, 1998.


                                 MangoSoft, Inc.

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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date MARCH 30, 2000
                              By   /s/ Robert Parsons
                                 -----------------------------------------------
                              Name: Robert Parsons
                              Title: Chief Financial Officer


     INSTRUCTION. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



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